XG SCIENCES, INC.

3101 Grand Oak Drive

Lansing, MI 48911

March 22, 2016

Via E-Mail

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	XG Sciences, Inc.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed March 1, 2016

File No. 333-209131

Dear Ms. Long:

XG Sciences, Inc. (the “Company”) confirms receipt of the letter dated March 10, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 1; Going Concern, page 30

COMMENT 1:	Disclosure on page 3 and elsewhere that you may need to raise an additional $11 million or more before you are capable of achieving sustainable cash flow from operations is inconsistent with disclosure on page 30 and elsewhere that you may need to raise an additional $15 million or more before you are capable of achieving sustainable cash flow from operations. Please reconcile the disclosures.

RESPONSE:	We have revised the Registration Statement to state that we may need to raise an additional $15,000,000 throughout the Registration Statement for consistency purposes in response to the Staff’s comment above.

We would be adversely affected by our exposure to customer concentration risk, page 8; Manufacturing Capacity and Concentration of Business, page 52; Note 15, Customer Concentration, page F-27

Pamela A. Long

U.S. Securities and Exchange Commission

March 22, 2016

COMMENT 2:	Disclosure that one customer accounted for 20% of revenue and another customer accounted for 12% of revenue in 2015 is inconsistent with disclosure on page 52 that one customer accounted for 15% of revenue and another customer accounted for 9% of revenue in 2015. Additionally, disclosures on pages 8 and 52 appear to be inconsistent with disclosure on page F-27 that one customer accounted for 12% of product revenues and no other customer accounted for more than 10% of product revenues in 2015. Please reconcile the disclosures.

RESPONSE:	We have revised the Registration Statement throughout to indicate that one customer accounted for 15% of revenue in 2015, we eliminated the 9% disclosure as not material and we corrected the disclosure in the referenced notes to the financial statements to be consistent with this disclosure.

Product Sales Summary, page 33; Order Summary, page 33

COMMENT 3:	Disclosure in the second paragraph under “Product Sales Summary” that 2015 orders have increased nearly 50% as compared to the previous year is inconsistent with disclosure in the table under “Order Summary” that 2015 orders have increased 11% as compared to the previous year. Please reconcile the disclosures.

RESPONSE:

We have corrected the percentage of increase in the referenced paragraph to properly reflect the fact that we had 50 new orders in 2015 as compared with 2014, representing increase from 475 orders to 535, or 10.53% (approximately 11%).

Dave Pendell, page 62

COMMENT 4:	Describe briefly Mr. David Pendell’s business experience during the past five years as required by Item 401(e)(1) of Regulation S-K.

RESPONSE:	We have revised the Registration Statement by briefly describing Mr. Pendell’s previous 5 year business experience in response to the Staff’s comment above.

Shareholder Agreement, page 63

COMMENT 5:	We note your response to comment 8 in our February 11, 2016 letter. In the fourth paragraph of this section, however, where you discuss preemptive rights to acquire shares of all shareholder stock that the company may sell excludes “Excluded Stock” as that term is defined in the sixth paragraph. Please clarify. If the shares of stock that are registered in this transaction are not “Excluded Stock” for purposes of the preemptive rights provision, please revise to respond to comment 8.

Pamela A. Long

U.S. Securities and Exchange Commission

March 22, 2016

RESPONSE:	We have clarified in the Registration Statement that shares being offered in the Registration Statement fall within the definition of “Excluded Stock” in response to the Commission’s comment, and are therefore do not trigger any preemptive rights.

Shareholder Agreement, page 73

COMMENT 6:	Update the disclosure to summarize the principal provisions of the February 26, 2016 amendment. Alternatively, provide cross reference to disclosure elsewhere in the registration statement.

RESPONSE:	We have added a full description of the Shareholder Agreement and the amendment to this section of the Registration Statement in response to the Commission’s comment.

Direct Sales Efforts by company without Sales Agents, page 88

COMMENT 7:	Please identify your officers and directors who will conduct the offering on your behalf and will rely on Rule 3a4-1 to do so without registering as broker-dealers.

RESPONSE:	We have updated our disclosures to indicate that Philip Rose, Arnold Allemang, Steve Jones and Dave Pendell will conduct the offering on our behalf and will rely on Rule 3a4-1 to do so without registering as broker-dealers.

Exhibits 10.7 and 10.12

COMMENT 8:	You did not file exhibit A to exhibit 10.7, and you did not file addendum A to exhibit 10.12. Please refile the exhibits, including attachments, in their entirety.

RESPONSE:	With respect to Exhibit 10.7, both the lessor and the Company have mutually concluded that Exhibit A was never prepared with the lease and therefore, Exhibit 10.7 is complete. For the avoidance of any doubt, we have refiled the Exhibit to indicate the same. We have also refiled Exhibit 10.12 to include Addendum A, which has been located.

Exhibits 10.37, 10.38, and 99.1

COMMENT 9:	We note the “Provided herewith” language in the exhibit index. Revise the exhibit index to indicate that exhibit 10.37 was filed on January 27, 2016 and that exhibits 10.38 and 99.1 were filed on March 1, 2016.

RESPONSE:

We have refiled the Subscription Agreement as Exhibit 10.37 and the Investor Presentation Materials as Exhibit 99.1 to Amendment No. 2 to the Registration Statement and have indicated the same in the Exhibit section, and we have corrected the Exhibit section to indicate that Exhibit 10.38 was filed on March 1, 2016.

Pamela A. Long

U.S. Securities and Exchange Commission

March 22, 2016

Exhibit 23.1

COMMENT 10:	The consent refers to a report date of February 29, 2016. However, the date of the report included in the filing appears to be March 1, 2016. Please address the discrepancy.

RESPONSE:	We have corrected the consent in response to the Commission’s comment.

Closing

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Very truly yours,

/s/ Dr. Philip L. Rose

Chief Executive Officer
XG Sciences, Inc.
3101 Grand Oak Drive
Lansing, MI 48911

cc:	Clayton Parker, Esq., of K&L Gates LLP

Jeff Bauman, CPA, of Frazier & Deeter